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Mr. Jeff J.F. Feng                           Dan Matsui/Eugene Heller
Assistant to Chairman                        Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.          1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                   Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                      Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn             Fax: (310) 208-0931
Tel: (011) 86-752-2808-188                   E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101


                      QIAO XING UNIVERSAL TELEPHONE, INC.
                 WINS $7 MILLION CONTRACT WITH BINATONE, U.K.

HUIZHOU, CHINA (February 24, 2000) -- Qiao Xing Universal Telephone, Inc. (NASDAQ NMS: XING) today announced a $7.3 million agreement with Binatone Electronics International Ltd. ("Binatone").

Under terms of the agreement valued at $7,282,000, the Company will sell 100,000 sets of digitally enhanced cordless telephones (DECT), 150,000 sets of 8 channel cordless telephones (model CT0)) and 100,000 sets of corded caller ID telephones (model 5D) to Binatone, one of the largest telephone/telecommunication companies in the U.K. Throughout the last ten years, Binatone has been the leading provider of telephone equipment and services in Great Britain.

Referring to the Binatone agreement, Mr. Riu Lin Wu, Chairman of the Board of Qiao Xing, said: "An important element of the Company's long-term strategy is to continue to seek new growth opportunities through product innovation, especially in the digital/wireless area. This agreement with Binatone represents an important step in the company's evolution from ordinary telephone manufacturer to a provider of digital telecommunications equipment and systems. We also plan to enter into cooperative R&D and sales agreements with internationally well-known companies and are currently in negotiations with several firms."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. In 1997 and 1998, the Company was ranked #2 in telephone sales in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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